Yo-Health, Inc.

7551 Shelby Street

3rd Floor

Indianapolis, Indiana 46227

October 24, 2023

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn : Charles Eastman and Jean Yu.

Re: Yo-Health Inc.

Form 10-K for the fiscal year ended December 31, 2022

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2022 Response Letter dated September 18, 2023      File No. 0-56521

Yo-Health Inc. (the “Company”) is hereby responding to your letter addressed to Peter Thawnghmung, Chief Executive Officer of the Company, dated October 10, 2023.

General, page 2

1.We note your response to prior comment 3, please file a Form 8-K to disclose the information required by Item 4.02 of Form 8-K regarding your restatement of the financial statements of Form 10-K for the year December 31, 2022.

Response:

Form 8-K/A was filed on October 18, 2023 to address this comment

2.We note your response to prior comment 4; however, we reissue our comment in its entirety as we did not find the revised disclosure regarding the Exchange Agreement with Yoshi Properties, LLC for which you acquired 100% of the member interests in your amended Form 10-K filed on October 2, 2023.

Response:

Form 10-K/A3 for the period ended December 31, 2022 was filed on October 24, 2023 to address this comment

3.We note you did not file your quarterly report for the period ended June 30, 2023 on a timely basis. You are required to file Form 12b-25 if you determine you are unable to file your periodic report when it is due. Please confirm your understanding and that you will comply with this requirement as applicable in your response to us.

Response:

We confirm that we will prospectively file Form 12b-25 if we determine that we are unable to file our periodic reports when due.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Peter Thawnghmung

Peter Thawnghmung